Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES LISTING
ON EURONEXT AMSTERDAM

TORONTO, March 12, 2008 – Brookfield Asset Management Inc. (TSX/NYSE:BAM) announced today that it expects that its Class A Limited Voting Shares (the “Shares”) will be listed and admitted to trading on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) on Tuesday, March 18, 2008 at 9:00 a.m. Central European Time (CET).

The Shares will be traded in EURO under the trading symbol BAMA.  The ISIN of the Shares is CA1125851040 and their Security Code (fondscode) is 623752.  The reference opening price of the Shares on Euronext Amsterdam on this date will be based on the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on March 17, 2008.

The Shares have been listed on the TSX since 1997 and on the New York Stock Exchange (“NYSE”) since 2000.  Brookfield decided to apply for a listing for its Shares on Euronext Amsterdam following the amalgamation of NYSE with Euronext Amsterdam in 2007.  As Brookfield continues to seek expansion of its operations globally, it believes that this listing will help enhance Brookfield’s market access to European and other international investors.

A Prospectus providing information on the Shares and Brookfield has been filed with the Netherlands Authority for the Financial Markets and is expected to be approved on or about March 14, 2008.  Once approved, an electronic copy of this Prospectus, in the English language only, will be available on the company’s web site (www.brookfield.com) and on the web site of Euronext Amsterdam (www.euronext.com).  Upon request, a printed copy of the
Prospectus can be obtained free of charge from SNS Securities N.V. (Tel: +31 20 550 8513, email: prospectus @snssecurities.nl) or from the company (inquiries@brookfield.com).

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Brookfield Asset Management Inc. is focussed on property, power and infrastructure assets and has approximately $95 billion of assets under management. The company’s Shares are currently listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit Brookfield’s web site at www.brookfield.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “seek”, “believes”  and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield believes that the anticipated listing and related actions are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information in this press release because they involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from anticipated future results expressed or implied by such forward-looking statements and information.  Prior to investing in the Shares or other securities of Brookfield, investors are urged to review the risks and factors detailed from time to time in Brookfield’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States including Brookfield’s Annual Information Form under the heading “Business Environment and Risks”.  Except as may be required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please visit www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: 416-956-5189
Fax.: 416- 363-2856
dcouture@brookfield.com